                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-16775
                                                              333-11881


PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 26, 1996)






SALOMON INC



COMMON STOCK
(PAR VALUE $1.00 PER SHARE)

This Prospectus Supplement is being used by Berkshire Hathaway Inc. ("Berkshire") in connection with any exchanges on the October 31, 1997 exchange date of its 1.00% Senior Exchangeable Notes Due December 2, 2001 (the "Notes") for Common Stock, par value $1.00 per share (the "Common Stock"), of Salomon Inc (the "Company") at the option of the holder of the Notes.

The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "SB." On October 29, 1997, the closing sale price of Common Stock was $78 5/16 per share. See "Price Range of Common Stock."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.






The date of this Prospectus Supplement is October 30, 1997.

                                   SALOMON INC

   Salomon Inc conducts global investment banking and global securities and commodities trading. Investment banking activities are conducted by its wholly owned subsidiary Salomon Brothers Holding Company Inc and its subsidiaries ("Salomon Brothers"), including Salomon Brothers Inc. Salomon Brothers provides capital raising, advisory, trading and risk management services to its customers, and executes proprietary trading strategies on its own behalf. Salomon Inc's commodities trading activities are conducted by its wholly owned subsidiary Phibro Inc. and its subsidiaries.

                               RECENT DEVELOPMENTS

   On September 24, 1997, the Company and Travelers Group Inc. ("Travelers") announced that they had entered into an Agreement and Plan of Merger dated as of September 24, 1997 (the "Merger Agreement"), pursuant to which a wholly owned subsidiary of Travelers, will merge (the "Merger") with and into the Company. Under the terms of the Merger Agreement, each share of Common Stock will be exchanged for 1.695 shares of the common stock, par value $.01 per share, of Travelers (after the three-for-two split of Travelers common stock to be completed on November 19, 1997), each share of a series of preferred stock of the Company will be converted into a share of a substantially identical series of preferred stock of Travelers and the Company will become a wholly owned subsidiary of Travelers. The transaction will be a tax-free exchange and will be accounted for on a "pooling of interests" basis. The Merger, which is expected to be completed in late 1997, is subject to customary closing conditions, including certain regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act) and the approval of the Company's stockholders. The record date for voting on the Merger was October 20, 1997, and, accordingly, holders of the Notes receiving Common Stock in connection with their exchange of the Notes on October 31, 1997, will not be entitled to vote on the Merger. After the Merger, the Company and Smith Barney Holdings Inc. will merge. For additional information regarding the Merger, see the Company's Proxy Statement/Prospectus dated October 24, 1997, incorporated herein by reference.

                           PRICE RANGE OF COMMON STOCK

   The Common Stock of the Company is listed on the NYSE under the symbol "SB." The following table sets forth the high and low sales prices of the Common Stock as reported on the NYSE and the dividends paid or declared per share thereon for the calendar periods listed below:


                                                                       Dividends
                                                 High         Low      per Share
                                                 ----         ---      ---------
1994
  First Quarter............................    $52 3/4      $44 3/4      $.16
  Second Quarter...........................     52 5/8       47 1/4       .16
  Third Quarter............................     48 1/4       38 1/2       .16
  Fourth Quarter...........................     42           35           .16

1995
  First Quarter............................     40 1/8       32 1/4       .16
  Second Quarter...........................     43 1/4       33 1/4       .16
  Third Quarter............................     41 1/8       34 3/4       .16
  Fourth Quarter...........................     40 5/8       33 7/8       .16

1996
  First Quarter............................     39 1/4       34 7/8       .16
  Second Quarter...........................     44 1/4       36 1/8       .16
  Third Quarter............................     46 7/8       38           .16
  Fourth Quarter...........................     49           44 1/8       .16

1997

  First Quarter............................     61 3/8       46           .16
  Second Quarter...........................     58 5/8       49           .16
  Third Quarter............................     79 15/16     53 13/16     .16
  Fourth Quarter (through October 29, 1997)     84 13/16     71 1/8       .092283(1)


------------

(1) The record date for the fourth quarter 1997 dividend is November 3, 1997, and the dividend is scheduled to be paid on November 13, 1997. The record date for voting on the Merger, however, was October 20, 1997. See "Recent Developments."

   For a recent closing price of the Common Stock, see the cover page of this Prospectus Supplement.

   As of September 30, 1997, there were 10,864 record holders of the Common Stock, including The Depository Trust Company, which holds shares of Common Stock on behalf of an indeterminate number of beneficial owners.

                  OWNERSHIP OF COMPANY SECURITIES BY BERKSHIRE

   As of October 29, 1997, Berkshire beneficially owned 21,370,424 shares of Common Stock, representing approximately 18% of the outstanding voting power of the Company, based on the number of shares of Common Stock and the Company's 9.00% Series A Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock") beneficially owned by Berkshire as of that date, and assuming full conversion of such Convertible Preferred Stock and no disposition of Common Stock by Berkshire. Such beneficial ownership consists of (i) 14,002,003 shares of Common Stock held by subsidiaries of Berkshire and (ii) 280,000 shares of Convertible Preferred Stock held by subsidiaries of Berkshire, which shares are convertible, at the option of the holder, into 7,368,421 shares of Common Stock at the current conversion rate. On October 17, 1997, Berkshire converted 140,000 of such Convertible Preferred Stock into shares of Common Stock, which are included in the number of shares relected in clause (i) of the preceding sentence.

   Assuming that Berkshire were to deliver the maximum number of shares of Common Stock deliverable upon exchange of the Notes at the exchange rate applicable thereto on the date hereof, Berkshire would beneficially own 12,545,424 shares of Common Stock, representing approximately 11% of the outstanding voting power of the Company, based on the number of shares of Common Stock and the Convertible Preferred Stock beneficially owned by Berkshire as of October 29, 1997, and assuming full conversion of such Convertible Preferred Stock and no disposition of Common Stock by Berkshire other than upon exchange of the Notes.

PROSPECTUS

SALOMON INC

COMMON STOCK
(PAR VALUE $1.00 PER SHARE)

This Prospectus relates to an indeterminate number of shares (the "Shares") of Common Stock, par value $1.00 per share (the "Common Stock"), of Salomon Inc (the "Company"), that may be deliverable by Berkshire Hathaway Inc. ("Berkshire") upon exchange of exchangeable debt securities having an aggregate public offering price of up to $453,890,000 (the "Berkshire Exchangeable Debt Securities") that may be offered by Berkshire. The Common Stock deliverable by Berkshire upon exchange of the Berkshire Exchangeable Debt Securities may include shares of Common Stock currently owned by Berkshire or its affiliates and/or shares of Common Stock hereafter acquired by Berkshire or its affiliates upon conversion of shares of the Company's 9.00% Series A Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"), through open market purchases, or in privately negotiated transactions. See "Ownership of Company Securities by Berkshire." The Company will not receive any of the net proceeds from the sale of the Berkshire Exchangeable Debt Securities or delivery thereunder of the Shares covered hereby.

The specific terms of the Berkshire Exchangeable Debt Securities will be set forth in one or more prospectuses of Berkshire (the "Berkshire Prospectus"), to which this Prospectus, together with a Prospectus Supplement, will constitute Appendix A. This Prospectus may not be used unless accompanied by a Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Berkshire Exchangeable Debt Securities may be sold (i) through underwriting syndicates represented by one or more managing underwriters or through one or more underwriters; (ii) through agents designated from time to time; or (iii) directly to institutional purchasers. Any such managing underwriters or underwriters will include Salomon Brothers Inc. The names of any underwriters or agents involved in the sale of the Berkshire Exchangeable Debt Securities and any applicable commissions or discounts will be set forth in the Berkshire Prospectus.

The Common Stock is traded on the New York Stock Exchange under the symbol "SB."

The date of this Prospectus is November 26, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or through the World Wide Web (http://www.sec.gov). In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Company Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Company Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Company Registration Statement and to the exhibits thereto. Statements contained herein concerning the provisions of certain documents are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Company Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by the Company with the Commission pursuant to Section 13 of the Exchange Act (File No. 1-4346), are incorporated herein by reference: (i) the Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 10-K"); (ii) the Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996; and (iii) the Current Reports on Form 8-K dated January 23, 1996, February 1, 1996, February 12, 1996, April 23, 1996, April 29, 1996, May 30, 1996, June 5, 1996, June 26,
1996, June 28, 1996, July 23, 1996, September 12, 1996 and October 22, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, EXCEPT THE EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE CORPORATE SECRETARY, SALOMON INC, SEVEN WORLD TRADE CENTER, NEW YORK, NEW YORK 10048. TELEPHONE REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE CORPORATE SECRETARY AT (212) 783-7000.

                               ------------------

                                  SALOMON INC

     Salomon Inc conducts global investment banking, global securities and commodities trading, and U.S. oil refining and gathering activities. Investment banking activities are conducted by Salomon Brothers Holding Company Inc and its subsidiaries, including Salomon Brothers Inc ("Salomon Brothers"). Salomon Brothers provides capital raising, advisory, trading and risk management services to its customers, and executes proprietary trading strategies on its own behalf. Salomon Inc's commodities trading activities are conducted by the Company's wholly owned subsidiary, Phibro Inc., and its subsidiaries. Oil refining and gathering activities are conducted by Basis Petroleum, Inc. At November 8, 1996, the Company employed 8,639 people.

     The Company's principal executive offices are located at Seven World Trade Center, New York, New York 10048 (telephone (212) 783-7000). Its registered office in Delaware is c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

                  OWNERSHIP OF COMPANY SECURITIES BY BERKSHIRE

     As of the date of this Prospectus, Berkshire beneficially owns 21,370,437 shares of Common Stock, representing approximately 18% of the outstanding voting power of the Company. Such beneficial ownership consists of (i) 10,317,806 shares of Common Stock held by subsidiaries of Berkshire and (ii) 420,000 shares of Convertible Preferred Stock held by subsidiaries of Berkshire, which shares are convertible, at the option of the holder, into 11,052,631 shares of Common Stock at the current conversion rate.

     In October 1987, pursuant to a Purchase Agreement dated September 27, 1987, between the Company and Berkshire (the "Purchase Agreement"), the Company issued to certain affiliates of Berkshire an aggregate of 700,000 shares of Convertible Preferred Stock. In the Purchase Agreement, Berkshire (which for purposes of the Purchase Agreement includes the affiliates of Berkshire) agreed that (i) Berkshire will not sell any Company securities owned by it to a third party without first giving the Company or its designee a reasonable opportunity to purchase such securities at the same price and on the same terms and conditions proposed with respect to an anticipated sale by Berkshire to a third party, and
(ii) if the Company does not exercise its right of first refusal and buy Company securities which Berkshire proposes to sell, Berkshire will not knowingly sell to any one entity or group acting in concert Company securities giving such entity or group securities which amount in the aggregate to over 5% of the Company voting stock outstanding at the time of the sale. In the Purchase Agreement, the Company agreed to use its best efforts to nominate and elect Warren E. Buffett and Charles T. Munger, or two other Berkshire representatives reasonably acceptable to the Company, to the Company's Board of Directors, so long as Berkshire owns at least 5% of the Company's outstanding voting securities.

     On October 31, 1995, pursuant to the terms of the Certificate of Designation of the Convertible Preferred Stock, the Company redeemed 140,000 shares of Convertible Preferred Stock for a redemption price of $140,000,000. On October 29, 1996, Berkshire converted the 140,000 shares of Convertible Preferred Stock that would otherwise have been redeemed by the Company on October 31, 1996, into 3,684,206 shares of Common Stock. If the shares called for redemption are not previously converted, one-third of the remaining 420,000 shares of Convertible Preferred Stock are to be redeemed annually on each October 31 of 1997 through 1999 at $1,000 per share plus any accrued but unpaid dividends. No cash dividends may be paid on the Common Stock, nor may the Company repurchase any of its Common Stock, if dividends or required redemptions of the Convertible Preferred Stock are in arrears.

     Berkshire has advised the Company that it is considering engaging in a transaction at some future date that may over time result in a reduction in Berkshire's shareholding in the Company. In this connection, Berkshire has advised the Company that it is considering whether to sell Berkshire Exchangeable Debt Securities, and has asked the Company, pursuant to the Company's obligations under the Purchase Agreement, to file the Company Registration Statement registering the Shares covered hereby. Pursuant to the Purchase Agreement, the Company will pay certain expenses arising in connection with such registration. In addition, the Company will waive its right of first refusal under the Purchase Agreement with respect to the delivery of Shares in exchange for any Berkshire Exchangeable Debt Securities.

     Berkshire has also advised the Company that, depending upon its evaluation of market conditions and investment alternatives, Berkshire may effect other types of transactions that could result in a disposition of a portion of its shares of Common Stock, or may determine not to effect any such transaction. Berkshire expects to remain a large shareholder of the Company even if, over time, it disposes of a portion of its shares of Common Stock. In that connection, Berkshire has advised the Company that Mr. Buffett, Berkshire's Chairman and Chief Executive Officer, and Mr. Munger, its Vice Chairman, expect to remain on the Company's Board of Directors, with Mr. Buffett continuing to serve as Chairman of the Executive Committee. In addition, Louis A. Simpson, President and Chief Executive Officer--Capital Operations of GEICO Corporation, a wholly owned subsidiary of Berkshire, would expect to remain a director of the Company and to continue serving as Chairman of the Audit Committee.

     Each Prospectus Supplement will set forth the number of shares of Common Stock that would be beneficially owned by Berkshire assuming that Berkshire were to deliver the maximum number of Shares deliverable upon exchange of the Berkshire Exchangeable Debt Securities offered thereby at the exchange rate applicable thereto, as well as any change in the ownership of Company securities by Berkshire since the date of this Prospectus.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company is subject to the detailed provisions of the Company's Certificate of Incorporation and bylaws as currently in effect (the "Bylaws"). This description does not purport to be complete or to give full effect to the terms of the provisions of statutory or common law and is subject to, and qualified in its entirety by reference to, the Certificate of Incorporation and the Bylaws, each of which has been incorporated by reference as an exhibit to the Company Registration Statement of which this Prospectus is a part.

COMMON STOCK

     As of the date of this Prospectus, the Company's Certificate of Incorporation authorizes the issuance of 250,000,000 shares of Common Stock. As of November 22, 1996, 109,039,278 shares of Common Stock were outstanding.

     Subject to the rights of the holders of any outstanding shares of preferred stock, holders of Common Stock are entitled to receive such dividends, in cash, securities, or property, as may from time to time be declared by the Board of Directors. Subject to the provisions of the Bylaws with respect to the closing of the transfer books and the fixing of a record date, holders of shares of Common Stock are entitled to one vote per share of Common Stock held on all matters requiring a vote of the holders of Common Stock. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, after payment shall have been made to the holders of preferred stock of the full amount to which they shall be entitled, the holders of Common Stock shall be entitled to share ratably, according to the number of shares held by them, in all remaining assets of the Company available for distribution. Shares of Common Stock are not redeemable and have no subscription, conversion or preemptive rights.

     The outstanding shares of Common Stock are listed on the New York Stock Exchange and trade under the symbol "SB." The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

PREFERRED STOCK

     The Company is authorized by its Certificate of Incorporation to issue 5,000,000 shares of preferred stock, without par value, which may be issued from time to time in one or more series and, subject to the provisions of the Certificate of Incorporation applicable to all series of preferred stock, shall have such designations, voting powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue thereof adopted by the Company's Board of Directors or a duly authorized committee thereof.

     As of the date of this Prospectus, the Company has outstanding (i) 400,000 shares of 8.08% Cumulative Preferred Stock, Series D, (ii) 500,000 shares of 8.40% Cumulative Preferred Stock, Series E, and (iii) 420,000 shares of Convertible Preferred Stock. See "Ownership of Company Securities by Berkshire." Each outstanding series of preferred stock ranks on parity as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up. There are also currently authorized and reserved for issuance 690,000 shares of 9.50% Cumulative Preferred Stock, Series F (the "Series F Preferred Stock"), which shares are issuable pursuant to purchase contracts of the Company, each of which requires the purchase on June 30, 2021 (or earlier if accelerated by the Company) of a depositary share representing one-twentieth of a share of Series F Preferred Stock. These purchase contracts were issued in connection with the offering by SI Financing Trust I of 13,800,000 9 1/2% Trust Preferred Stock(SM) (TRUPS(SM)) Units, each consisting of a 9 1/4% Preferred Security fully and unconditionally guaranteed by the Company and one purchase contract.

     There are currently reserved for issuance up to 2,500,000 shares of Series B Junior Participating Preferred Stock of the Company, which shares are issuable upon the exercise of certain preferred share purchase rights (collectively, the "Rights"). The Rights will become exercisable only if a person or group (other than Berkshire and its affiliates) acquires or (unless exercisability is delayed by the Company's Board of Directors) announces an offer to acquire 20% or more (which percentage may be reduced to not less than 10% by the Company's Board of Directors prior to the time the Rights become exercisable) of the outstanding shares of Common Stock. Shares of Series B Junior Participating Preferred Stock issued upon the exercise of the Rights will rank junior to all shares of any other class of the Company's preferred stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up.

                              PLAN OF DISTRIBUTION

     The Shares covered hereby will be deliverable only upon exchange of the Berkshire Exchangeable Debt Securities, and may include shares of Common Stock currently owned by Berkshire or its affiliates and/or shares of Common Stock hereafter acquired by Berkshire or its affiliates upon conversion of shares of Convertible Preferred Stock, through open market purchases, or in privately negotiated transactions. See "Ownership of Company Securities by Berkshire."

     Berkshire may sell the Berkshire Exchangeable Debt Securities in any of three ways: (i) through underwriting syndicates represented by one or more managing underwriters or through one or more underwriters; (ii) through agents designated from time to time; or (iii) directly to institutional purchasers. Any such managing underwriters or underwriters will include Salomon

Brothers. The Berkshire Prospectus will set forth the terms of the offering of the Berkshire Exchangeable Debt Securities, including the name or names of any underwriters or agents, the purchase price of such Berkshire Exchangeable Debt Securities and the proceeds to Berkshire from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which such Berkshire Exchangeable Debt Securities may be listed.

     If accompanied by a Prospectus Supplement indicating that it may be used for such purpose, this Prospectus also may be used by Berkshire in connection with any exchange of Berkshire Exchangeable Debt Securities for Common Stock at the option of the holder.

     Salomon Brothers is a wholly owned subsidiary of the Company. Berkshire beneficially owns Common Stock and Convertible Preferred Stock representing approximately 18% of the outstanding voting power of the Company. Mr. Buffett, Mr. Munger, and Mr. Simpson are directors of the Company. Because of such ownership and other relationships between Salomon Brothers and Berkshire, Berkshire may be deemed to be an affiliate of Salomon Brothers. Accordingly, any offering of the Shares covered hereby will be made pursuant to the provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                    EXPERTS

     The financial statements and related schedules included in the 1995 10-K have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in this Prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                 LEGAL OPINIONS

     Certain legal matters will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York, and for any agents or underwriters of the Berkshire Exchangeable Debt Securities by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Cravath, Swaine & Moore has previously represented, and may continue to represent, GEICO Corporation, a wholly owned subsidiary of Berkshire, in connection with its significant legal matters.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION, OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY DELIVERY OF COMMON STOCK ACCOMPANIED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                                 ---------------



                                TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
                              PROSPECTUS SUPPLEMENT

Salomon Inc. ........................................................    S-2
Recent Developments .................................................    S-2
Price Range of Common Stock .........................................    S-3
Ownership of Company Securities
  by Berkshire ......................................................    S-3

                                   PROSPECTUS

Available Information ...............................................    2
Incorporation of Certain Documents by
  Reference .........................................................    2
Salomon Inc. ........................................................    3
Ownership of Company Securities by
  Berkshire .........................................................    3
Description of Capital Stock ........................................    4
Plan of Distribution ................................................    5
Experts .............................................................    6
Legal Opinions ......................................................    6


SALOMON INC






COMMON STOCK

(PAR VALUE $1.00 PER SHARE)







PROSPECTUS SUPPLEMENT
DATED OCTOBER  30, 1997